Exhibit (d)(4)

T: 202.463.4860 F: 202.463.4863 1111 19th Street NW Washington DC 20036 USA Blackboard.com

June 3, 2016

CONFIDENTIAL

Higher One Holdings, Inc.

115 Munson Street

New Haven, CT 06511

Attn: Thomas Kavanaugh

Ladies and Gentlemen:

This letter agreement contains the terms upon which Blackboard Inc. (“Bidder”) agrees to enter into discussions regarding a potential business combination transaction (a “Transaction”) with Higher One Holdings, Inc. (the “Company”). As Bidder will devote a substantial amount of resources in connection with a potential Transaction, Bidder and the Company agree the following:

1. No Other Negotiations.

(a) Commencing upon the execution and delivery of this letter agreement and continuing at all times until such time (the “Expiration Time”) that is the earlier of (i) 11:59 p.m. (Eastern time) on June 29, 2016 and (ii) such date and time as described in Section 1(c) below, the Company will not, directly or indirectly, including through any of its directors, officers, members of management, agents, affiliates, or financial, legal, accounting, advisors or other representatives, or its affiliates’ representatives, solicit or knowingly facilitate (including by negotiating, discussing, accepting or entering into any agreement, arrangement or understanding with any third party (whether or not binding and whether preliminary or definitive), knowingly engaging in oral or written negotiations or discussions with any third party, or knowingly making available nonpublic information to any third party, in each case to support, implement or facilitate) any inquiry, indication of interest, proposal or offer from any third-party (other than Bidder or any of its affiliates) regarding, or reasonably expected to lead to, any acquisition or dissolution of the Company or any of its subsidiaries (or any stock or assets of the Company or any of its subsidiaries, which stock or assets are material to the Company and its subsidiaries taken as a whole (in each case, other than (i) the trading or issuance of stock or the sale of assets in connection with pre-existing binding agreements or the settlement of disputes thereunder, or (ii) the issuance of equity in connection with employment matters (in respect of which the

Company shall consult with Bidder in advance to the extent there are new or enhanced equity grants outside of the ordinary course consistent with past practice))), whether effected pursuant to a tender or exchange offer, purchase of stock or assets, merger, consolidation or other form of transaction (each, an “Alternative Transaction”); provided, for the avoidance of doubt, that actions and arrangements relating to the sale of the refund disbursement business to Customers Bank, Customers Bancorp, Inc. and their respective affiliates pursuant to the terms of that certain Asset Purchase Agreement by and among Higher One Holdings, Inc., Higher One, Inc., Customers Bank and Customers Bancorp, Inc., dated as of December 15, 2015, shall not be deemed an Alternative Transaction or otherwise prohibited or restricted by this letter agreement.

(b) The Company will promptly and in any event within 12 hours after the execution and delivery of this letter agreement by the parties, terminate all pending discussions with all third parties regarding any potential Alternative Transactions.

(c) If, prior to the Expiration Time, Bidder determines in good faith that it does not wish or intend, or otherwise will not be able, to proceed with a proposed Transaction at least the price per share of Higher One Holdings, Inc. common stock indicated to the Company in the bid submission of June 3, 2016 and in the letter submitted to the Company by Bidder on June 19, 2016, on a timetable that would reasonably be expected to result in the execution and delivery of a definitive agreement no later than the time and date set forth in Section 1(a)(i), or on any material terms and conditions (other than price or timing of execution of definitive documentation) that are not at least as favorable to the Company in all material respects as indicated to the Company in the bid submission of June 3, 2016 and in the letter submitted to the Company by Bidder on June 19, 2016, then Bidder shall promptly (and in any event within one business day following such determination) notify the Company and such notice shall trigger the acceleration of the Expiration Time pursuant to Section 1(a)(ii).

2. Confidentiality. Bidder and the Company hereby acknowledge and agree that the existence of this letter agreement, and the terms and conditions set forth herein, are governed by the terms of our Nondisclosure Agreement (the “NDA”), dated as of June 23, 2015. The Company consents to the disclosure of operational information about the Company’s payment services business by Bidder to Incomm to the extent Bidder reasonably determines is necessary to execute a strategy to address concerns related to the Company’s compliance with money transmitter regulations; provided, that Incomm shall be treated as a Representative under the NDA and, pursuant to Section 1 of the NDA, Bidder agrees to inform Incomm of the existence and terms of the NDA and direct Incomm to comply with all obligations in the NDA that apply to the Bidder’s Representatives or with which the NDA states the Bidder shall direct its Representatives to comply. Bidder shall be responsible for any breach of the provisions of the NDA expressly applicable to Bidder’s Representatives by Bidder’s Representatives.

3. Governing Law. This letter agreement and all controversies arising from or relating to performance under this letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

4. Jurisdiction and Venue. Bidder and the Company hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan in the State of New York for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court. Bidder and the Company hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the transactions contemplated hereby in the state and federal courts located in the Borough of Manhattan in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERTO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

5. Equitable Relief: Injunctions; Specific Performance. The parties hereto agree that irreparable harm would occur, and that monetary damages would not be a sufficient remedy, in the event that the term and provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties agrees that the non-breaching party shall be entitled to seek injunctive relief, including an injunction to prevent any continuing breach or violation of the terms and provisions of this letter agreement and the remedy of specific performance to enforce specifically the terms and provisions hereof. The foregoing remedies shall not be deemed to be the exclusive remedy for any breach or violation of the terms and provisions of this letter agreement, but shall instead be in addition to any and all other remedy or remedies at law or in equity.

6. No Obligation to Enter into a Transaction. Notwithstanding the execution and delivery of this letter agreement or any oral or written correspondence or contacts between the parties or their respective representatives, Bidder and the Company expressly acknowledge and hereby agree that neither of them shall have any obligation to continue discussions regarding a Transaction, to agree to any particular terms or conditions of a Transaction, or to enter into or consummate a Transaction, unless and until a. definitive agreement between them is executed and delivered regarding a Transaction and then only to the extent set forth therein. Neither Bidder nor the Company shall have any liability to the other if either or both of Bidder or the Company shall refuse or fail for any reason to enter into any such definitive agreement regarding a Transaction.

7. Entire Agreement. This letter agreement, together with the NDA, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral between the parties with respect to the subject matter hereof.

8. Counterparts. This letter agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. This letter agreement may be executed by facsimile signature.

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If the foregoing terms are acceptable to the Company, please indicate the agreement of the Company with the terms and conditions set forth in this letter agreement by executing two copies of it in the space provided below and returning one such copy to the undersigned at your earliest convenience. We look forward to the successful completion of the discussions contemplated by this letter agreement.

Very truly yours,

BLACKBOARD INC.

By: /s/ Samuel E. Logan
Name: Samuel E. Logan
Title: Deputy General Counsel

AGREED AND ACCEPTED:
HIGHER ONE HOLDINGS, INC.

By: /s/ Marc Sheinbaum
Name: Marc Sheinbaum
Title: CEO

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